Exhibit 12.1

Interactive Data Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)	Predecessor					Successor		Predecessor	Successor
	2006	2007	2008	2009	January 1 - July 29, 2010	July 30 - December 31, 2010	Combined 2010	March 31, 2010	March 31, 2011
Pre-tax income (loss) from continuing operations	$150,931	$184,645	$217,251	$209,568	$40,488	$(124,614)	$(84,126)	$44,761	$(50,193)
Fixed charges:
Interest Expense	—	—	—	—	—	78,364	78,364	—	41,897
Rentals, primarily equipment	2,179	2,401	2,771	2,828	1,629	1,339	2,968	735	702

Total fixed charges	2,179	2,401	2,771	2,828	1,629	79,703	81,332	735	42,599
Pre-tax income (loss) from continuing operations plus fixed charges	$153,110	$187,046	$220,022	$212,396	$42,117	$(44,911)	$(2,794)	$45,496	$(7,594)

Ratio of earnings to fixed charges	70.27	77.90	79.40	75.10	25.85	—	—	61.90	—
Earnings deficiency (1)						$124,614	$84,126		$50,193

(1)	Reflects the amount of additional earnings required to be generated to achieve a ratio of earnings to fixed charges coverage of 1:1 for the period indicated.